March 1, 2011

Ms. Chambre Malone
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3262
Fax: (703) 813-6968

Re:	Sustainable Environmental Technologies Corporation Response to SEC Comment Letter dated February 1, 2011

Dear Ms. Malone:

Sustainable Environmental Technologies Corporation (the “Company”) is in receipt of the Securities and Exchange Commission comment letter dated February 1, 2011.  Although the deadline to file a response was March 1, 2011, the Company is still in the process of finalizing the requested amendments and will file the response on or before March 7, 2011.

Sincerely,
/s/Bob Glaser
Bob Glaser
President

435.608.1344  •  888.608.1344 fax

2377 W. Foothill Blvd., Suite #18  •  Upland, CA 91786